Delaware PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "VANITY EVENTS HOLDING, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2011, AT 12:39 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF VANITY EVENTS HOLDING, INC.	State of Delaware Secretary of State Division of Corporations Delivered 01:54 PM 11/18/2011 FILED 12:39 PM 11/18/2011 SRV 111211625 – 4256348 FILE

The undersigned, Lloyd Lapidus, does hereby certify that:

I. He is the Interim Chief Executive Officer of Vanity Events Holding, Inc., a Delaware corporation (the "Corporation"). The date of filing the original certificate of incorporation with the Secretary of State of Delaware was November 22, 2006.

2.              The certificate of incorporation of the Corporation is hereby amended by replacing Article V in its entirety with the following:

"V. Capital Stock: Classes and Number of Shares. (a) The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, par value $0.001. The second class of stock shall be Preferred Stock, par value $0.001. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the Board of Directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

		Authorized
Class	Par Value	Shares
Common	$0.001	500,000,000
Preferred	$0.001	50,000,000

Upon effectiveness of a one-for-300 reverse stock split of the Corporation's Common Stock, all issued and outstanding shares, as of the effective date, shall be consolidated to the extent that the issued and outstanding shares of Common Stock shall be reduced from 80,878,695 prior to the reverse split to approximately 269,596 following the reverse stock split. No fractional shares shall be issued. In lieu of issuing fractional shares, the Company will issue to any stockholder who otherwise would have been entitled to receive a fractional share as a result of the reverse stock split an additional full share of its Common Stock."

3.            The amendment of the certificate of incorporation herein certified has been duly adopted by the unanimous written consent of the Corporation's Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Corporation in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Certificate of Incorporation, as amended, to be signed by Lloyd Lapidus, its Interim Chief Executive Officer, this 18th day of November 2011.

VANITY EVENTS HOLDING, INC.

By:	/s/ Lloyd Lapidus
Name: Lloyd Lapidus
Title: Interim Chief Executive Officer